Issuer Free Writing Prospectus filed pursuant to Rule 433

Dated September 14, 2023

supplementing the Preliminary Prospectus Supplement dated

September 14, 2023 and the Prospectus dated April 27, 2022

Registration Nos. 333-264510 and 333-264510-01

RETAIL OPPORTUNITY INVESTMENTS PARTNERSHIP, LP

Final Term Sheet

Issuer:	Retail Opportunity Investments Partnership, LP
Guarantor:	Retail Opportunity Investments Corp.
Size:	$350,000,000
Maturity:	October 15, 2028
Settlement Date:	September 21, 2023 (T+5)
Coupon:	6.750%
Price:	99.511% of principal amount plus accrued interest if settlement occurs after the Settlement Date
Yield to maturity:	6.864%
Spread to Benchmark Treasury:	T + 245 basis points
Benchmark Treasury:	4.375% due August 31, 2028
Benchmark Treasury Price and Yield:	99-26+ / 4.414%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2024
Optional Redemption

Prior to September 15, 2028 (one month prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon (including interest accrued to, but excluding, the redemption date) discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points less (b) interest accrued to, but excluding, the redemption date; and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	M&T Securities, Inc. Regions Securities LLC
CUSIP / ISIN:	76132F AC1 / US76132FAC14
Anticipated Ratings*:	Baa2 / BBB- / BBB (all stable)
Minimum denomination	$2,000 and integral multiples of $1,000 in excess thereof
Other Provisions:	References to “capitalized leases” in the definitions of “Secured Debt” and “Undepreciated Real Estate Assets” in “Description of the Notes and Guarantee—Certain Covenants” in the preliminary prospectus supplement are intended to refer to “financing leases.”

*	Note: A Securities rating is not a recommendation to buy, sell or hold Securities and may be revised or withdrawn at any time.

The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement, the applicable prospectus supplement for this offering and other documents the guarantor has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan collect at (212) 834-4533; BofA Securities, Inc. toll-free at (800) 294-1322; PNC Capital Markets LLC toll-free at (855) 881-0697 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.